Issuer Free Writing Prospectus, dated March 19, 2015

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 19, 2015 to Prospectus dated October 30, 2014

Registration No. 333-196690

Issuer Free Writing Prospectus

Republic of Peru’s U.S$ 545,000,000 5.625% U.S. Dollar-Denominated Global Bonds due 2050

Final terms and conditions as of March 19, 2015

Issuer	Republic of Peru

Issue Type	SEC Global Registered

Joint Lead Managers and Joint Bookrunners	BBVA Securities Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Issue Amount

U.S$ 545,000,000

The bonds constitute a further issuance of, and will be consolidated and form a single series with, Peru’s outstanding 5.625% U.S. Dollar-Denominated Global Bonds due 2050 issued in an aggregate principal amount of U.S.$1,000,000,000 on November 18, 2010, and subsequent issuances by way of a reopening of U.S.$500,000,000 issued on February 1, 2012, and U.S.$500,000,000 issued on November 7, 2014.

Issue Price	115.378%, plus accrued interest from November 18, 2014

Settlement Date	March 27, 2015 (T+6)

Denominations	U.S.$1,000 x U.S.$1,000

Maturity	November 18, 2050

Coupon	5.625% per year

Interest Payment Dates	May 18 and November 18 of each year, beginning on May 18, 2015

UST Price/Yield at Pricing	109-26 / 2.528%

Benchmark Instrument	3.000% U.S. Treasury due November 15, 2044

Offer Spread	220 bps

Yield to Maturity	4.728%

Gross Proceeds to Issuer	U.S.$ 639,795,256.25 (including accrued interest of U.S.$ 10,985,156.25)

Interest Rate Basis	30/360

Governing Law	New York

Clearing	DTC / Euroclear / Clearstream

ISIN	US 715638BM30

CUSIP	715638BM3

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The following additional information of the Republic of Peru and regarding the securities is available from the Securities and Exchange Commission’s (“SEC”) website and also accompanies this free-writing prospectus:

Preliminary Prospectus Supplement Dated March 19, 2015 to Prospectus Dated October  30, 2014

http://www.sec.gov/Archives/edgar/data/77694/000119312515097615/d890012d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

BBVA Securities Inc.: +212-728-2446

Deutsche Bank Securities Inc.: +1-800 503-4611

Morgan Stanley & Co. LLC: +1-866-846-2874

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.